UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Pacasmayo

For more information please visit www.cementospacasmayo.com.pe or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante, Investor Relations Manager
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

Cementos Pacasmayo S.A.A. Announces Consolidated Results for Fourth Quarter 2018

Lima, Peru, February 11, 2019 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the fourth quarter (“4Q18”) and full year (“2018”) ended December 31, 2018. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

4Q18 Financial and Operational Highlights:

(All comparisons are to 4Q17, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased 5.6% mainly due to a recovery of the public sector, as well as increased sales to the self-construction segment and small and medium sized projects.

●	Revenues increased 4.6%, mainly due to the increase in sales volume mentioned above

●	Cement EBITDA margin of 26.6%, a 5.8 percentage point’s decrease mainly due to a non-cash effect generated by the provision of a tax receivable to the Peruvian tax authority, as well as an increase in production cost.

●	Net Income of S/ -11.5 million, mainly due to two non-cash effects: the provision explained above, and the accounting effects of the purchase of part of the international bonds explained below. Excluding these effects, net income would have been S/ 19.4 million.

●	Debt reprofiling - on December, the Company purchased $168.4 million of the $300 million of outstanding bonds, and later issued two local bond placements. One for S/ 260 million with a rate of 6.68750% and a 10 year maturity and another one for S/ 310 million with a 15 year maturity and an interest rate of 6.84375%.

●	ISO 37001:2016 – During 2018 the Company implemented the Anti-bribery management systems obtaining the certification in January 2019, reiterating our commitment to global anti-bribery best practices and high standards of transparency and good corporate governance.

2018 Financial and Operational Highlights:

(All comparisons are to 2017, unless otherwise stated)

●	Sales volume of cement, concrete and precast increased 4.3%, mainly due to higher sales to medium-sized companies, the self-construction sector and the public sector.

●	Revenues increased 3.5%, primarily due to the increase in sales volume described above.

●	Cement EBITDA margin of 29.6%, 1.2 percentage points lower, mainly due to cost increases and the provision mentioned above.

●	Net Income of S/ 75.1 million, a 6.8% decrease mainly due to the two non-cash effects explained above. Excluding these effects, net income would have been S/ 106.1 million.

2

	Financial and Operating Results
	4Q18	4Q17	% Var.	2018	2017	% Var.

Financial and Operating Results
Cement, concrete and blocks shipments (MT)	656.2	621.3	5.6%	2,364.1	2,267.4	4.3%

In millions of S/.
Sales of goods	340.7	325.6	4.6%	1,262.3	1,219.6	3.5%
Gross profit	125.0	132.9	-5.9%	466.0	486.6	-4.2%
Operating profit	57.8	24.2	N/R	241.8	198.6	21.8%
Net income of continuing operations /1	-11.5	-0.9	N/R	75.1	81.4	-7.7%
Net income	-11.5	-0.9	N/R	75.1	80.6	-6.8%
Consolidated EBITDA	91.0	57.1	59.4%	371.6	323.9	14.7%
Cement EBITDA /2	90.6	105.5	-14.1%	374.1	375.3	-0.3%
Gross Margin	36.7%	40.8%	-4.1 pp.	36.9%	39.9%	-3.0 pp.
Operating Margin	17.0%	7.4%	9.6 pp.	19.2%	16.3%	2.9 pp.
Net income of continuing operations Margin	-3.4%	-0.3%	-3.1 pp.	5.9%	6.7%	-0.8 pp.
Net income Margin	-3.4%	-0.3%	-3.1 pp.	5.9%	6.6%	-0.7 pp.
Consolidated EBITDA Margin	26.7%	17.5%	9.2 pp.	29.4%	26.6%	2.8 pp.
Cement EBITDA Margin	26.6%	32.4%	-5.8 pp.	29.6%	30.8%	-1.2 pp.

1/ In accordance with the criteria established in IFRS 5, net income from continuing operations includes Cementos Pacasmayo S.A.A. and its subsidiaries, excluding Fosfatos del Pacifico S.A. operations which are included in net loss from discontinued operations in 2017.

2/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17.

3

Management Comments

During this quarter, we have continued seeing a recovery in sales volumes, allowing us to reach our guidance for the year of 4% volume growth. Despite a strong comparative basis in 4Q17, volumes increased 5.6% this quarter compared to the same period last year. Furthermore, even though 3Q18 was a very strong quarter, sequentially volumes increased 7.4%, demonstrating a very strong trend. It is important to note that part of this growth has come from the much awaited materialization from reconstruction spending. This is only the beginning of this demand, since only approximately 20% of the total budget has been executed, giving us the ability to forecast further growth for 2019.

As we mentioned during the previous quarter, this has been a very good year for the ready-mix business in terms of sales. Overall revenues for the segment have increased almost 24% this year when compared to 2017, with most of the acceleration coming during the second half of the year. This is a reflection of our dedicated efforts to expand our client base, serving small and medium sized companies, and the execution of El Niño reconstruction works where we are actively working on not only providing cement, but using the opportunity to showcase as much of our new building solutions products as possible. We expect this positive growth trend to continue during the current year.

At the capital structure level, we would like to mention that we recently placed local bonds for S/ 570 million with a very favorable interest rate, to reprofile our debt structure after purchasing US$ 168.4 million of the international bonds. This debt reprofiling will reduce our cost of capital and exposure to exchange rate fluctuations, and expand the maturity of our debt giving us a more effective capital structure.

As this report includes yearly results, we would like to take this opportunity to look back at the achievements for the year. 2018 has been a transformational year for Pacasmayo, in more than one sense. In terms of sales volumes, this has been the first year we have seen growth, after five years of flat volumes. We can finally see some materialization of the expected potential, which gives us tremendous satisfaction and high expectations for the upcoming years. We expect this positive trend to continue and margins to follow as we utilize more of our spare capacity.

On a deeper, strategic level, after Pacasmayo’s 60th anniversary late 2017, a new logo, commercial name, and more importantly, new vision and strategy were launched in March 2018. Our new focus is to evolve from a cement producer to a building solutions Company, with the customer as the main driver of our strategy. The two axes that articulate this strategy are innovation and digital transformation. During 2018, we executed 8 pilot projects which sought to solve different strategic challenges, from customer loyalty to internal processes. Also, aligned with our strategic vision, we designed different building solutions based on our customers’ needs, thus expanding our product portfolio. These products go from cement for special weather conditions to mortar, concrete that works underwater and concrete designed to be exposed without painting, as well as special cement-based security barriers. We firmly believe this strategy will pave the path to further growth and value generation in the medium to long term.

4

Economic Overview 4Q18:

During 4Q18, GDP grew at a rate of 4%, driven by construction, services, manufacturing and commerce, according to the Central Reserve Bank of Peru. Public investment increased significantly during this quarter, as we began seeing investment in reconstruction related projects. Construction GDP grew 4.7% from January to October 2018, and the projections for year end 2018 are 6% growth. This is a significant leap from the 2.1% growth achieved in 2017.

During 2018, we saw double digit growth in public investment (close to 14%), which we had not seen in the last 5 years. Private investment also grew at close to 5% during 2018, the highest rate of the past 5 years.

At the political level, the referendum proposed by President Vizcarra to determine whether Peruvians wanted congressmen to be re-elected, the creation of the new National Justice Board, political party financing and the return to a bicameral parliamentary system took place December 9th, 2018. The results favored the position of the Head of State, who opposed the re-election of congressmen and the bicameral party system. This has allowed him to maintain his approval levels, reaching 66% in December. The results of the referendum should be a first step towards the approval of important and necessary reforms in the judicial system and the political parties system in Peru.

Finally, despite some political noise, Peru continues to be one of the most stable countries at the macroeconomic level, with solid GDP growth and low inflation.

GDP growth and Inflation for Latin-American Countries

(Annual %Var.)

Source: Central Reserve Bank of Peru, Apoyo Consultoría, Macroconsult

5

Peruvian Cement Industry Overview:

Pacasmayo, UNACEM and Cementos Yura mainly supply cement demand in Peru. Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

*Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement.

Source: INEI, Aduanet

6

Infrastructure Investment in the Area of Influence:

Although the anticipated increase in Peru’s large infrastructure projects has been delayed, this remains an important growth driver for the country and also a necessity due to Peru’s significant infrastructure deficit. Although the progress of these projects has been slow, we have continued shipping cement to the ongoing projects, which are shown below, along with the potential demand for the next 5 years.

7

We are expecting new projects starting in 2019 which you may see below. Most of these projects will demand concrete, pavement and other precast products which are very important in terms of our new strategy as a building solutions company. The Chiclayo Airport has already been awarded to SACYR and works started in January. We expect to start providing cement for this project during the 3Q19. The bidding process for the Piura Airport was relaunched and the bids will be presented on February 11.

Also, significant spending will be directed towards reconstruction works to address the damage caused by Coastal El Niño in 2017, based on Government’s Reconstruction Plan. We have started seeing some acceleration in shipments for reconstruction related projects during this past quarter. The government has announced that 7 billion soles will be transferred this year (compared to 4 billion soles up until December 2018) and that between 1,500 and 1,800 technical files are ready for the tender process.

8

Operating Results:

Production:

Cement Production Volume

(Thousands of metric tons)

	Production
	4Q18	4Q17	% Var.	2018	2017	% Var.
Pacasmayo Plant	323.8	330.2	-1.9%	1,155.3	1,141.3	1.2%
Rioja Plant	76.4	76.5	-0.1%	272.9	286.7	-4.8%
Piura Plant	254.4	228.1	11.5%	918.0	857.9	7.0%
Total	654.6	634.8	3.1%	2,346.2	2,285.9	2.6%

Cement production volume at the Pacasmayo plant decreased 1.9% compared to 4Q17. In 2018, production volume increased 1.2%, mainly due to increased demand during the year.

Cement production volume at the Rioja plant remained flat in 4Q18 compared to 4Q17. During 2018, production decreased 4.8% compared to 2017, mainly due to road blocks by protests from rice and corn producers that impacted the ability to ship cement as well as a decrease in demand from the public sector during the first six months of the year.

Cement production volume at the Piura plant increased 11.5% in 4Q18 compared to 4Q17, and 7% in 2018 compared to 2017, mainly due to increased demand from the public sector for reconstruction spending, as well as from the self-construction segment.

Total cement production volumes increased 3.1% in 4Q18 compared to 4Q17, and 2.6% in 2018 compared to 2017, in line with increased demand.

Clinker Production Volume

(Thousands of metric tons)

	Production
	4Q18	4Q17	% Var.	2018	2017	% Var.
Pacasmayo Plant	198.3	219.6	-9.7%	831.4	686.8	21.1%
Rioja Plant	57.0	57.8	-1.4%	211.3	208.9	1.1%
Piura Plant	160.9	228.0	-29.4%	676.2	745.6	-9.3%
Total	416.2	505.4	-17.6%	1,718.9	1,641.3	4.7%

Clinker production volume at the Pacasmayo plant decreased 9.7% in 4Q18 compared to 4Q17, mainly due inventory consumption during the quarter as well as minor maintenance works. During 2018, clinker production volume increased 21.1% compared to 2017, mainly due to low production levels in 2017 due to consumption of inventories, and production for inventory purposes in 2018 because the programmed maintenance of the kiln was postponed for 2019.

Clinker production volume at the Rioja plant decreased 1.4% in 4Q18 compared to 4Q17, in line with cement production. During 2018, clinker production increased 1.1% compared to 2017, despite the decrease in cement production, because of some production for inventory purposes during 3Q18.

9

Clinker production volume at the Piura plant decreased 29.4% in 4Q18 compared to 4Q17, due to the temporary halt in production in line with our annual production plan. During 2018, clinker production volume decreased 9.3% compared to 2017, mainly due to inventory consumption during the year.

Quicklime Production Volume

(Thousands of metric tons)

	Production
	4Q18	4Q17	% Var.	2018	2017	% Var.
Pacasmayo Plant	7.9	40.7	-80.6%	105.3	168.7	-37.6%

Quicklime production volume decreased 80.6% in 4Q18 compared to 4Q17 and 37.6% in 2018 compared to 2017, mainly due to decreased demand, as well as some inventory consumption during 4Q18.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate 1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	4Q18	4Q17	%Var.	2018	2017	% Var.
Cement	44.7%	45.5%	-0.8 pp.	39.8%	39.4%	0.4 pp.
Clinker	52.9%	58.6%	-5.7 pp.	55.4%	45.8%	9.6 pp.
Quicklime	13.2%	67.8%	-54.6 pp.	43.9%	70.1%	-26.2 pp.

Cement production utilization rate at the Pacasmayo plant in 4Q18 and 2018 remained in line with 4Q17 and 2017, respectively.

Clinker production utilization rate in 4Q18 decreased 5.7 percentage points compared with 4Q17, mainly due to inventory consumption during 4Q18. During 2018, clinker production utilization rate increased 9.6 percentage points, mainly due to increased production of clinker V and production for inventory purposes because the maintenance of the main kiln was postponed.

Additionally, the quicklime production utilization rate decreased 54.6 percentage points during 4Q18 compared with 4Q17, and 26.2 percentage points in 2018 compared to 2017, mainly due to decreased demand.

1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

10

Rioja Plant Utilization Rate

	Utilization Rate
	4Q18	4Q17	% Var.	2018	2017	% Var.
Cement	69.5%	69.5%	-	62.0%	65.2%	-3.2 pp.
Clinker	81.4%	82.6%	-1.2 pp.	75.5%	74.6%	0.9 pp.

The cement production utilization rate at the Rioja plant was 69.5% in 4Q18; in line with 4Q17, and 62% in 2018; 3.2 percentage points lower than 2017, mainly due to decreased sales volume of cement during the first six months of the year.

The clinker production utilization rate at the Rioja plant was 81.4% in 4Q18; a 1.2 percentage point decrease as compared to 4Q17, due to some inventory consumption during 4Q18. During 2018, clinker production utilization rate at the Rioja Plant was and 75.5%; in line with 2017.

Piura Plant Utilization Rate

	Utilization Rate
	4Q18	4Q17	% Var.	2018	2017	% Var.
Cement	63.6%	57.0%	6.6 pp.	57.4%	53.6%	3.8 pp.
Clinker	64.4%	91.2%	-26.8 pp.	67.6%	74.6%	-7.0 pp.

The cement production utilization rate at the Piura plant was 63.6% in 4Q18 and 57.4% in 2018; 6.6 percentage points higher than 4Q17, and 3.8 percentage points higher than 2017, in line with increased cement demand.

The clinker production utilization rate at the Piura plant was 64.4% in 4Q18; 26.8 percentage points lower than in 4Q17, mainly due to a temporary halt in production as well as high production levels during 4Q17 due to production for inventory purposes. In 2018 the clinker production utilization rate at the Piura plant was 67.6%; 7 percentage points lower than in 2017, mainly due to inventory consumption during the year.

Consolidated Utilization Rate

	Utilization Rate
	4Q18	4Q17	% Var.	2018	2017	% Var.
Cement	53.0%	51.8%	1.2 pp.	47.5%	46.8%	0.7 pp.
Clinker	59.9%	72.7%	-12.8 pp.	61.8%	59.0%	2.8 pp.

The consolidated cement production utilization rate was 53.0% in 4Q18 and 47.5% in 2018, 1.2 percentage points higher than in 4Q17, and 0.7 percentage points higher than 2017, mainly due to increased demand.

The consolidated clinker production utilization rate was 59.9% in 4Q18; 12.8 percentage points lower than in 4Q17, mainly due to a halt in production in Piura, in line with our annual production plan. During 2018 consolidated clinker production utilization rate was 61.8%; a 2.8 percentage points increase compared to 2017, mainly due to an increase in cement production.

11

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(In millions of Soles S/)

	Income Statement
	4Q18	4Q17	% Var.	2018	2017	% Var.
Sales of goods	340.7	325.6	4.6%	1,262.3	1,219.6	3.5%
Gross Profit	125.0	132.9	-5.9%	466.0	486.6	-4.2%
Total operating expenses, net	-67.2	-108.7	-38.2%	-224.3	-288.0	-22.1%
Operating Profit	57.8	24.2	138.8%	241.8	198.6	21.8%
Total other expenses, net	-67.3	-16.9	N/R	-125.6	-70.1	79.2%
Profit before income tax	-9.5	7.4	N/R	116.1	128.4	-9.6%
Income tax expense	-2.1	-8.3	-74.7%	-41.0	-47.0	-12.8%
Profit from continuing operations	-11.5	-0.9	1177.8%	75.1	81.4	-7.7%
Profit from discontinued operations	-	-	N/R	-	-0.8	N/R
Profit for the period	-11.5	-0.9	1177.8%	75.1	80.6	-6.8%

During 4Q18, revenues increased 4.6% year-on-year mainly due to an increase in sales volume. Gross profit decreased 5.9% in 4Q18 compared to 4Q17, mainly due to an increase in the price of coal, as well as halts in clinker production, which increased the production costs of cement. Operating profit increased over 100%, mainly due to the impairment of the brine assets during 4Q17. Profit from continuing operations decreased over 100% in 4Q18 compared to 4Q17, mainly due to two non-cash effects: the provision of a tax receivable to the Peruvian tax authority, and the accounting effects of the purchase of part of the international bonds. Excluding these effects, profit from continuing operations would have been S/ 19.4 million.

During 2018, revenues increased by 3.5%, mainly due to the recovery in sales volume. Gross profit decreased by 4.2%, mainly due to higher transportation costs after road damages from Coastal El Niño, an increase in the price of coal and other raw materials, higher-priced inventory consumption, as well as sales of concrete to small and medium-sized companies, which generates a higher operational expense. Profit from continuing operations decreased 7.7%, mainly due the two non-cash effects explained above. Without these effects, profit from continuing operations would have been S/ 106.1 million.

12

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(In millions of Soles S/)

	Cement, concrete and precasts
	4Q18	4Q17	% Var.	2018	2017	% Var.
Sales of goods	313.7	293.7	6.8%	1,134.1	1,070.6	5.9%
Cost of Sales	-190.1	-163.2	16.5%	-675.2	-599.7	12.6%
Gross Profit	123.6	130.5	-5.3%	458.9	470.9	-2.5%
Gross Margin	39.4%	44.4%	-5.0 pp.	40.5%	44.0%	-3.5 pp.

Sales of cement, concrete and precast increased 6.8%, reflecting higher sales of concrete and cement, as well as higher sales of precast although this is still a small business unit. Gross margin decreased 5 percentage points during 4Q18 compared to 4Q17 mainly due higher production costs for cement, as well as an increase in sales of concrete to small and medium size companies.

During 2018, net sales of cement, concrete and precast increased by 5.9%, mainly due to an increase in sales of concrete and cement. Gross margin decreased 3.5 percentage points during 2018 compared to 2017, mainly due to an increase in the price of coal, use of higher-priced inventory and increased transportation costs due to Coastal El Niño related road damage during the first half of the year.

Sales of cement represented 83.9% of cement, concrete and precast sales during 4Q18.

	Cement
	4Q18	4Q17	% Var.	2018	2017	% Var.
Sales of goods	263.2	256.1	2.8%	975.2	942.9	3.4%
Cost of Sales	-147.7	-133.6	10.6%	-535.0	-496.3	7.8%
Gross Profit	115.5	122.5	-5.7%	440.2	446.6	-1.4%
Gross Margin	43.9%	47.8%	-3.9 pp.	45.1%	47.4%	-2.3 pp.

Sales of cement increased 2.8% in 4Q18 compared to 4Q17, mainly due to higher sales volume. Gross margin decreased 3.9 percentage points, mainly due to a halt in production in Piura, which lead us to temporarily use inventory of higher priced clinker.

During 2018 cement sales increased 3.4% compared to 2017, mainly due to increased demand in northern Peru particularly from the public sector for repairs after Coastal El Niño in 2017. Gross margin decreased 2.3 percentage points, mainly due to an increase in the price of coal, raw materials and consumption of higher-priced inventory.

13

Sales of concrete represented 14.2% of cement, concrete and precast sales during 4Q18.

	Concrete
	4Q18	4Q17	% Var.	2018	2017	% Var.
Sales of goods	44.4	32.9	35.0%	136.5	110.2	23.9%
Cost of Sales	-35.6	-25.9	37.5%	-117.3	-88.0	33.3%
Gross Profit	8.8	7.0	25.7%	19.2	22.2	-13.5%
Gross Margin	19.8%	21.3%	-1.5 pp.	14.1%	20.1%	-6.0 pp.

Sales of concrete increased 35% during 4Q18 compared to 4Q17 and 23.9% in 2018 compared to 2017, mainly due to increased sales volume to small and medium sized projects, as well as from the public sector. Gross margin decreased 1.5 percentage points in 4Q18 compared to 4Q17 and 6 percentage points in 2018 compared to 2017. Since large infrastructure projects have been delayed in the North, the Company has actively sought to fill this gap with demand from other small and medium sized projects. This allows us to utilize more of our installed capacity, but at the same time generates an additional logistics costs since we need to deliver to more clients. Additionally, we have invested in more machinery, generating a slight increase in depreciation.

Sales of precast represented 1.9% of cement, concrete and precast sales during 4Q18.

	Precasts
	4Q18	4Q17	% Var.	2018	2017	% Var.
Sales of goods	6.1	4.7	29.8%	22.4	17.5	28.0%
Cost of Sales	-6.8	-3.7	83.8%	-22.9	-15.4	48.7%
Gross Profit	-0.7	1.0	N/R	-0.5	2.1	N/R
Gross Margin	-11.5%	21.3%	-32.8 pp.	-2.2%	12.0%	-14.2 pp.

During 4Q18 precast sales increased 29.8% compared to 4Q17 and 28% in 2018 compared to 2017, mainly due to a change in strategy which seeks to expand our client base and our portfolio of products including heavy precast products. Gross margin decreased 32.8 percentage points compared to 4Q17, and 14.2 percentage points in 2018 compared to 2017, mainly due to higher costs from initial investment required for new heavy precast products. As this business unit grows and matures, we should see margin improvement.

Sales: Quicklime

(In millions of Soles S/)

	Quicklime
	4Q18	4Q17	% Var.	2018	2017	% Var.
Sales of goods	8.8	16.2	-45.7%	57.6	80.7	-28.6%
Cost of Sales	-8.0	-14.4	-44.4%	-52.3	-67.0	-21.9%
Gross Profit	0.8	1.8	-55.6%	5.3	13.7	-61.3%
Gross Margin	9.1%	11.1%	-2.0 pp.	9.2%	17.0%	-7.8 pp.

Quicklime sales decreased 45.7% in 4Q18 and 28.6% in 2018 compared to 4Q17 and 2017 respectively, mainly due to a decrease in sales of refined quicklime. Gross margin decreased 2 percentage points in 4Q18 and 7.8 percentage points in 2018 compared to 4Q17 and 2017 respectively, due to the decrease in sales mentioned above, as well as the increase in the price of coal.

14

Sales: Construction Supplies2

(In millions of Soles S/)

	Construction Supplies
	4Q18	4Q17	% Var.	2018	2017	% Var.
Sales of goods	18.1	15.0	20.7%	68.9	66.4	3.8%
Cost of Sales	-17.5	-14.8	18.2%	-67.2	-64.6	4.0%
Gross Profit	0.6	0.2	N/R	1.7	1.8	-5.6%
Gross Margin	3.3%	1.3%	2.0 pp.	2.5%	2.7%	-0.2 pp.

During 4Q18, construction supply sales increased 20.7% compared to 4Q17, mainly due to exceptionally low sales volumes in 4Q17 due to price increases during that quarter. During 2018, construction supply sales increased 3.8% compared to 2017, in line with the increase in overall construction spending.

Operating Expenses:

Administrative Expenses

(In millions of Soles S/)

	Administrative expenses
	4Q18	4Q17	% Var.	2018	2017	% Var.
Personnel expenses	19.6	18.5	5.9%	84.7	94.4	-10.3%
Third-party services	17.6	21.1	-16.6%	56.5	65.9	-14.3%
Board of directors	1.8	1.6	12.5%	6.8	6.6	3.0%
Depreciation and amortization	3.6	4.1	-12.2%	12.0	14.9	-19.5%
Other	3.3	4.6	-28.3%	12.1	13.8	-12.3%
Total	45.9	49.9	-8.0%	172.1	195.6	-12.0%

Administrative expenses decreased 8% in 4Q18 compared to 4Q17 and 12% in 2018 compared to 2017, mainly due to a decrease in third parties services from consultancy services given in 2017, as well as a decrease in personnel expenses in 2018, compared to 2017, since the Company is constantly working on reducing expenses.

Selling Expenses

(In millions of Soles S/)

	Selling and distribution expenses
	4Q18	4Q17	% Var.	2018	2017	% Var.
Personnel expenses	6.1	5.0	22.0%	21.7	18.0	20.6%
Advertising and promotion	3.8	2.7	40.7%	13.1	14.1	-7.1%
Other	2.6	3.1	-16.1%	8.6	8.4	2.4%
Total	12.5	10.8	15.7%	43.4	40.5	7.2%

Selling expenses increased 15.7% in 4Q18 compared to 4Q17, and 7.2% in 2018 compared to 2017, mainly due to higher personnel expenses and higher sales. Although advertising and promotion increased in 4Q18 when compared to 4Q17 due to end-of-year campaigns, the annual expenses where below the same period of the previous year.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

15

EBITDA Reconciliation:

Consolidated EBITDA

(In millions of Soles S/)

	Consolidated EBITDA
	4Q18	4Q17	Var %.	2018	2017	Var %.
Net Income	-11.5	-0.9	N/R	75.1	81.4	-7.7%
+ Income tax expense	2.1	8.3	-74.7%	41.0	47.0	-12.8%
- Finance income	-3.6	-1.7	N/R	-5.0	-5.8	-13.8%
+ Finance costs	29.0	18.6	55.9%	87.3	73.8	18.3%
+Liquidation of financial instruments	34.9	-	N/R	34.9	-	N/R
+/- Net loss from exchange rate	7.0	-	N/R	8.4	2.2	N/R
+ Depreciation and Amortization	33.1	32.8	0.9%	129.8	125.4	3.5%
Consolidated EBITDA	91.0	57.1	59.4%	371.5	323.9	14.7%
EBITDA from Salsud *	0.4	-48.4	N/R	-2.6	-51.4	-94.9%
Cement EBITDA	90.6	105.5	-14.1%	374.1	375.3	-0.3%

* Corresponds to EBITDA excluding the Salmueras Sudamericanas project not linked to the cement business and whose assets were written-off in 4Q17

Cement EBITDA decreased 14.1% in 4Q18 compared to 4Q17 mainly due to the provision of a tax receivable to the Peruvian tax authority, a lower operating income because of increased production costs, as well as higher sales of concrete to small and medium sized companies. During 2018, Cement EBITDA remained in line with 2017.

Cash and Debt Position:

Cash:

Consolidated Cash

(In millions of Soles S/)

As of December 31, 2018, the Company’s cash position was S/49.1 million (US$14.6 million). This balance includes certificates of deposit in the amount of S/ 30.1 million (US$ 8.9 million), distributed as follows:

Certificates of deposits in Soles
Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	2.5	3.63%	December 11, 2018	February 21, 2019
Banco BBVA Continental	0.2	3.10%	December 20, 2018	February 18, 2019
Banco de Crédito del Perú	13.0	3.00%	December 31, 2018	January 3, 2019
Banco BBVA Continental	6.0	2.85%	December 31, 2018	January 3, 2019
Banco Scotiabank	2.0	2.50%	December 31, 2018	January 3, 2019

	23.7

Certificates of deposits in US Dollars
Bank	Amount (USD)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	USD 1.9	1.90%	December 19, 2018	January 18, 2019

	USD 1.9

The remaining balance of S/ 19.0 million (US$5.6 million) is held mainly in the Company’s bank accounts, of which US$2.1 million are denominated in US dollars and the remainder in Soles.

16

Debt Position:

Consolidated Debt

(In millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	Total
Indebtedness	60.8	580.8	400.7	1,042.3
Future interest payments	54.4	71.2	30.0	155.7
Total	115.2	652.0	430.7	1,198.0

As of December 31, 2018, the Company’s total outstanding debt reached S/ 1,085.5 million (US$321.8 million), which correspond to the international bonds issued in February 2013, the bridge loan obtained to purchase part of the bonds and a short-term loan.

As of December 31, 2018, the Company maintains cross currency swap hedging agreements in the amount of US$150 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt is S/ 1,042.3 million (US$309 million).

As of December 31, 2018, Net Adjusted Debt/EBITDA ratio was 2.7x.

Capex

Capex

(In millions of Soles S/)

As of December 31, 2018, the Company invested S/107.3 million (US$31.8 million), allocated to the following projects:

Projects	2018
Pacasmayo Plant Projects	26.2
Concrete and aggregates equipment	50.7
Rioja Plant Projects	2.4
Piura Plant Projects	28.0
Total	107.3

17

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol “CPAC”. With more than 61 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.373 per US$ 1.00, which was the exchange rate, reported as of December 31, 2018 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

18

Consolidated statements of financial position
As of December 31, 2018 and December 31, 2017 (both audited)

Assets	As of Dec-18	As of Dec-17
Current Assets	S/(000)	S/(000)
Cash and term deposits	49,067	49,216
Trade and other receivables	99,724	99,518
Income tax prepayments	36,748	27,755
Inventories	424,783	373,020
Prepayments	5,765	3,846
Total current assets	616,087	553,355

	As of Dec-18	As of Dec-17
Non-current assets	S/(000)	S/(000)
Other receivables	4,532	16,207
Prepayments	342	533
Available-for-sale financial investments	26,883	21,206
Other financial instruments	12,268	489
Property, plant and equipment	2,152,724	2,208,553
Intangible assets	40,881	13,416
Goodwill	6,325	-
Deferred income tax assets	3,098	142
Other assets	105	214
Total non-current assets	2,247,158	2,260,760

Total assets	2,863,245	2,814,115

Liabilities and equity	As of Dec-18	As of Dec-17
Current liabilities	S/(000)	S/(000)
Trade and other payables	151,320	177,995
Financial liabilities	60,822	-
Income tax payable	-	2,431
Provisions	46,453	24,575
Total current liabilities	258,595	205,001

	As of Dec-18	As of Dec-17
Non-current liabilities	S/(000)	S/(000)
Interest-bearing loans and borrowings	1,022,555	965,290
Other non-current provisions	5,377	28,293
Deferred income tax liabilities	125,355	108,823
Total non-current liabilities	1,153,287	1,102,406

Total liabilities	1,411,882	1,307,407
0
Equity	As of Dec-18	As of Dec-17
	S/(000)	S/(000)
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Treasury shares	-121,258	-119,005
Additional paid-in capital	432,779	432,779
Legal reserve	168,356	160,686
Other results	-11,946	-43,699
Retained earnings	519,285	611,652

Equity attributable to equity holders of the parent	1,451,363	1,506,560
Non-controlling interests	-	148

Total equity	1,451,363	1,506,708

Total liabilities and equity	2,863,245	2,814,115

19

Consolidated statements of profit or loss
For the three and twelve-month periods ended December 31, 2018 and 2017

	4Q18	4Q17	2018	2017
	S/(000)	S/(000)	S/(000)	S/(000)
Sales of goods	340,691	325,589	1,262,251	1,219,560
Cost of sales	(215,652)	(192,698)	(796,206)	(732,956)
Gross profit	125,039	132,891	466,045	486,604

Operating income (expenses)
Administrative expenses	(45,852)	(49,857)	(172,141)	(195,617)
Selling and distribution expenses	(12,491)	(10,812)	(43,434)	(40,488)
Impairment on brine project	-	(47,582)	-	(47,582)
Other operating income (expenses), net	(8,852)	(409)	(8,697)	(4,357)
Total operating expenses , net	(67,195)	(108,660)	(224,272)	(288,044)

Operating profit	57,844	24,231	241,773	198,560

Other income (expenses)
Finance income	3,595	1,738	4,970	5,842
Finance costs	(28,991)	(18,610)	(87,338)	(73,759)
Net loss from liquidation of derivative financial instruments	(34,887)	-	(34,887)	-
Net gain (loss) from exchange difference, net	(7,036)	17	(8,377)	(2,226)

Total other expenses, net	(67,319)	(16,855)	(125,632)	(70,143)

Profit before income tax	(9,475)	7,376	116,141	128,417

Income tax expense	(2,050)	(8,271)	(40,995)	(47,032)

Profit for the period from continuing operations	(11,525)	(895)	75,146	81,385
Loss for the period from discontinued operations	-	-	-	(754)
Profit for the period	(11,525)	(895)	75,146	80,631

Attributable to:
Equity holders of the parent	(11,549)	11,277	76,699	93,782
Non-controlling interests	24	(12,172)	(1,553)	(13,151)
Net income	(11,525)	(895)	75,146	80,631

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	-0.03	0.03	0.18	0.21

20

Consolidated statements of changes in equity
For the twelve-month periods ended December 31, 2018, 2017 and 2016

	Attributable to equity holders of the parent
	Capital stock S/(000)	Investment shares S/(000)	Treasury shares S/(000)	Additional paid-in capital S/(000)	Legal reserve S/(000)	Unrealized gain (loss) on available-for-sale investments S/(000)	Unrealized gain on cash flow hedge S/(000)	Retained earnings S/(000)	Total S/(000)	Non-controlling interests S/(000)	Total equity S/(000)

Balance as of January 1, 2016	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the period	-	-	-	-	-	-	-	116,174	116,174	(3,280)	112,894
Other comprehensive income	-	-	-	-	-	156	(28,407)	-	(28,251)	-	(28,251)
Total comprehensive income	-	-	-	-	-	156	(28,407)	116,174	87,923	(3,280)	84,643

Appropriation of legal reserve	-	-	-	-	11,617	-	-	(11,617)	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(155,236)	(155,236)	-	(155,236)
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	4,488	4,488
Other adjustments of non-controlling interests	-	-	-	(8,301)	-	-	-	-	(8,301)	8,301	-

Balance as of December 31, 2016	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029

Profit for the period	-	-	-	-	-	-	-	93,782	93,782	(13,151)	80,631
Other comprehensive income	-	-	-	-	-	(145)	(26,952)	-	(27,097)	-	(27,097)
Total comprehensive income	-	-	-	-	-	(145)	(26,952)	93,782	66,685	(13,151)	53,534

Appropriation of legal reserve	-	-	-	-	9,379	-	-	(9,379)	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	491	491
Acquisition of treasury shares	-	-	(34,216)	-	-	-	-	-	(34,216)	-	(34,216)
Splitting effects of equity block	(107,593)	(10,224)	23,459	(118,569)	(36,957)	-	-	-	(249,884)	(100,357)	(350,241)
Dividend distribution	-	-	-	-	-	-	-	(149,837)	(149,837)	-	(149,837)
Terminated dividends	-	-	-	-	189	-	-	-	189	-	189
impairment of brine project	-	-	-	6,759	-	-	-	-	6,759	-	6,759
Other adjustments of non-controlling interest	-	-	-	(576)	-	-	-	-	(576)	576	-

Balance as of December 31, 2017	423,868	40,279	(119,005)	432,779	160,686	-	(43,699)	611,652	1,506,560	148	1,506,708
Profit for the period	-	-	-	-	-	-	-	76,699	76,699	(1,553)	75,146
Other comprehensive income	-	-	-	-	-	4,002	27,751	-	31,753	-	31,753
Total comprehensive income	-	-	-	-	-	4,002	27,751	76,699	108,452	(1,553)	106,899

Appropriation of legal reserve	-	-	-	-	7,670	-	-	(7,670)	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	1,405	1,405
Dividend distribution	-	-	-	-	-	-	-	(161,396)	(161,396)	-	(161,396)
Others	-	-	(2,253)	-	-	-	-	-	(2,253)	-	(2,253)

Balance as of December 31, 2018	423,868	40,279	(121,258)	432,779	168,356	4,002	(15,948)	519,285	1,451,363	-	1,451,363

21

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 11, 2019